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                          [LETTERHEAD OF TEFRON LTD]


[LOGO]


FOR IMMEDIATE RELEASE


                  TEFRON LTD. TO ACQUIRE ALBA-WALDENSIAN, INC.

BNEI-BRAK, Israel and Valdese, North Carolina -- November 8, 1999, -- Tefron Ltd. (NYSE: TFR) and Alba-Waldensian, Inc. (Amex: AWS) today announced that they have signed a definitive agreement under which Tefron will acquire Alba-Waldensian for $18.50 per share in cash. Tefron will pay approximately $62 million for the Alba-Waldensian common shares. Including assumed debt, the transaction has a total value of approximately $83 million.

The transaction which joins together Tefron, one of the world's leading producers of seamless intimate apparel, and Alba, a leading US manufacturer of seamless apparel and a manufacturer of specialty knitted medical products, significantly reinforces Tefron's position as a leader in the market for seamless intimate apparel.

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, Tefron will make a tender offer for 100% of the outstanding shares of Alba-Waldensian. Tefron has entered into lock-up agreements with Alba-Waldensian's two largest shareholders pursuant to which, among other things, they have agreed to tender a majority of the outstanding shares of Alba-Waldensian into the tender offer. The tender offer is conditioned on the valid tender of a majority of Alba-Waldensian's outstanding shares, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. Tefron and Alba-Waldensian plan to complete the transaction before year-end 1999.

Alba-Waldensian offers a number of key strategic assets which Tefron believes will contribute to making the combined entity even more effective in the market. They include:

o Significant production capacity: Alba-Waldensian has 200 Santoni knitting machines in a facility which can accommodate further growth to meet the growing demand that Tefron is experiencing.

o United States presence: Alba-Waldensian has its design center in North Carolina and a sales office in New York. This will facilitate and improve collaboration between Tefron and its U.S. customers who work together on innovative, new product development.

o Direct store distribution capability: Alba-Waldensian offers its customers the ability to have products delivered directly to their stores. It also offers its customers Electronic Data Interchange (EDI) services, providing quick response automatic inventory replenishment. This opens the door to new customers who demand EDI capability.

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o        Attractive customer base: Alba-Waldensian's blue chip customer base which includes some of the largest customers for intimate apparel, such as J.C. Penney, Sears, Lane Bryant, Target and Express, will complement Tefron's roster of premier clients.

o Incremental revenues: Alba-Waldensian had revenues in 1998 of $75 million, of which more than half were attributable to the rapidly growing intimate apparel division.

Commenting on the acquisition, Sigi Rabinowicz, Chief Executive Officer of Tefron said, "The acquisition of Alba-Waldensian is an exciting strategic step for Tefron. Although we are already one of the world's leading producers of seamless intimate apparel, the combined company will have even greater critical mass and a global presence. It will create a company with a combined annualized revenue run rate of almost a quarter of a billion dollars, a list of top customers and a worldwide manufacturing presence. This is a strong platform upon which to base our future growth.

"The demand for intimate apparel continues to increase at a rapid rate and the combined company will be particularly well positioned to take advantage of this trend. Combining Alba-Waldensian's strengths with Tefron's technology and product innovation will make us even more responsive to the marketplace.

"Finally, Tefron has always believed that people are the Company's most important asset. With this acquisition, we are adding a strong management team in the US. This is truly a win-win situation."

Alba-Waldensian Chairman Clyde Wm. Engle added, "We are delighted to join Tefron. Its strong international reputation and position, combined with our presence in the United States, will make the combined company an even more powerful factor in the market place. We have long respected Tefron's technological prowess and look forward to working together to provide customers with the most innovative and successful products."

The acquisition of Alba-Waldensian will be accounted for using the purchase method of accounting and is expected to be accretive to Tefron's earnings per share before goodwill amortization and initially may be modestly dilutive after goodwill amortization. The acquisition is expected to be accretive to earnings, even after goodwill amortization, by the end of 2000.

Tefron's corporate headquarters will remain in Bnei Brak, Israel.
Alba-Waldensian's office in Valdese, North Carolina will become Tefron's US headquarters. The combined company will employ more than 3,000 people.

Credit Suisse First Boston acted as the strategic and financial advisor to Tefron. William Blair advised Alba-Waldensian.

Tefron will hold a conference call to discuss the transaction tomorrow, Tuesday, November 9, 1999 at 10:00 AM EST. The dial-in number is 719 457-2653. Please dial in a few minutes before 10:00 AM EST.

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Tefron will announce its 3rd quarter and nine months 1999 results on Thursday,
November 11, 1999. On that day, the Company will hold a conference call to discuss the results.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, DIM, Cacharel, Schiesser, and B.H.S., as well as two other well known American designer labels. The Company's product line includes knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits, primarily for women.

Alba-Waldensian manufactures and markets seamless intimate apparel and women's hosiery on a private-label basis for major retailers and on a contract basis for major brands. The company's medical specialty products group manufactures its products in Tennessee and markets them throughout the Americas and Europe. The company employs approximately 830 people in Valdese and Rockwood, Tenn.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contact:
Mr. Sigi Rabinowicz, CEO
Tefron Limited
Telephone:     972-3-579-8701
Fax:           972-3-579-8715

Ms. Jennifer Leavitt
Taylor Rafferty Associates
Telephone:     212-889-4350
Fax:           212-683-2614
Email:         tra@taylor-rafferty.com